

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Francisco D. Salva
Chief Executive Officer
Azitra, Inc.
21 Business Park Drive
Branford, CT 06405

      Re: Azitra, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 14, 2024
           CIK No. 0001701478

Dear Francisco D. Salva:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Life Sciences

cc: Daniel K. Donahue, Esq.